UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 19, 2022 (December 18, 2022)

UNIQUE LOGISTICS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-50612	01-0721929
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification No.)

154-09 146th Ave., Jamaica, New York	11434
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (718) 978-2000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17 CFR 240.13e-4©)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On December 18, 2022, Unique Logistics International, a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger by and among Edify Acquisition Corp., a Delaware corporation (“Edify”), Edify Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Edify (“Merger Sub”), and the Company.

The Merger Agreement and the transactions contemplated thereby (the “Transactions”) were approved by the board of directors of each of the Company, Edify, and Merger Sub.

The proposed Merger (as defined below) is expected to be consummated after receipt of the required approvals from the stockholders of Edify and the Company and the satisfaction of certain other conditions summarized below.

The Merger Agreement and the Merger

The Merger Agreement provides, among other things, that Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Surviving Corporation”) in the merger and, after giving effect to such merger, the Company shall be a wholly-owned subsidiary of Edify (the “Merger”). In addition, Edify will be renamed “Unique Logistics International, Inc.” Other capitalized terms used, but not defined, herein have the respective meanings given to such terms in the Merger Agreement.

As a result of the Transactions, among other things, (i) each outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) will be cancelled in exchange for the right to receive (A) such number of shares of Class A common stock, par value $0.0001 per share, of Edify (“Edify Class A Common Stock”) that is equal to the Common Exchange Ratio, as described below, and (B) its allocable portion of the Earnout Shares, if any, as further discussed below, and (ii) each outstanding share of convertible preferred stock, par value $0.001 per share, of the Company (“Company Preferred Stock”) will be cancelled in exchange for the right to receive (A) the product of (1) the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible as of immediately prior to the effective time of the Merger, taking into account the effects of the Transactions in accordance with the certificate of designations applicable to such Company Preferred Stock (the “Effective Time”) and (2) the Common Exchange Ratio and (B) its allocable portion of the Earnout Shares, if any.

The Common Exchange Ratio is the quotient obtained by dividing (i) the Per Share Consideration Value by (ii) $10.00 (as such figure may be adjusted in accordance with the provisions of the Merger Agreement). The Per Share Consideration Value is the amount equal to the quotient obtained by dividing (i) $282,000,000 by (ii) the sum of (A) the number of shares of Company Common Stock outstanding plus (b) the number of shares of Company Common Stock into which all of the shares of Company Preferred Stock would convert, in each case as of immediately prior to the Effective Time, taking into account the effects of the Transactions in accordance with the certificate of designations applicable to such Company Preferred Stock.

At the effective time of the Merger:

●	each share of Company Series A Convertible Preferred Stock (other than excluded shares and dissenting shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Buyer Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock into which such share of Company Series A Convertible Preferred Stock is convertible, taking into account the effects of the Transactions in accordance with the certificate of designation applicable to such Company Preferred Stock, and (ii) the Common Exchange Ratio;

●	each share of Company Series B Convertible Preferred Stock (other than Excluded Shares and Dissenting Shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Buyer Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock into which such share of Company Series B Convertible Preferred Stock is convertible, taking into account the effects of the Transactions in accordance with the certificate of designation applicable to such Company Preferred Stock, and (ii) the Common Exchange Ratio;

●	each share of Company Series C Convertible Preferred Stock (other than excluded shares and dissenting shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Buyer Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock into which such share of Company Series C Convertible Preferred Stock is convertible, taking into account the effects of the Transactions in accordance with the certificate of designation applicable to such Company Preferred Stock, and (ii) the Common Exchange Ratio; and

●	each share of Company Series D Convertible Preferred Stock (other than excluded shares and dissenting shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Buyer Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock into which such share of Company Series D Convertible Preferred Stock is convertible, taking into account the effects of the Transactions in accordance with the certificate of designation applicable to such Company Preferred Stock, and (ii) the Common Exchange Ratio.

The Merger Agreement also provides that at Closing the Company, Edify, Edify’s sponsor Colbeck Edify Holdings, LLC (the “Sponsor”), and certain other stockholders of the Company will enter into an Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit F to the Merger Agreement, pursuant to which, among other things, Edify will agree to provide the Sponsor and such other stockholders with certain rights relating to the registration for resale under the Securities Act of 1933, as amended (the “Securities Act”), of their shares of Edify Class A Common Stock, the warrants to purchase shares of Edify Class A Common Stock that Edify issued to the Sponsor in connection with its initial public offering, and any other equity securities held by the Sponsor or any such stockholders, to the extent that such securities are “restricted securities” (as defined in Rule 144 under the Securities Act), including the shares of Edify Class A Common Stock issued or issuable upon the exercise or conversion of the warrants or any other equity security. This description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached as Exhibit F to the Merger Agreement.

Earnout

The Merger Agreement, subject to the terms and conditions set forth therein, provides that the Company’s stockholders will have the right to receive up to an aggregate of 2,500,000 additional shares of Edify Class A Common Stock based primarily on the closing price per share of the Edify Class A Common Stock on the principal securities exchange or securities market on which shares of Edify Class A Common Stock are then traded during the seven-year period following the date that is sixty days after the date of the closing (the “Closing Share Price”), as follows: (i) 1,250,000 shares if (A) the Closing Share Price is equal to or exceeds $12.00 for any 20 Trading Days within any period of 30 consecutive Trading Days or (2) Edify or the Surviving Corporation or any of its subsidiaries consummates a merger, consolidation, tender offer, exchange offer or business combination, or sale of all or substantially all of its assets (each, a “Sale Transaction”) in which the fair value of the consideration payable in respect of each outstanding share of Edify Class A Common Stock in such Sale Transaction equals or exceeds $12.00 per share (on a fully diluted basis); and (ii) an additional 1,250,000 shares if (A) the Closing Share Price is equal to or exceeds $15.00 for any 20 Trading Days within any period of 30 consecutive Trading Days, or (B) Edify or the Surviving Corporation or any of its subsidiaries consummates a Sale Transaction in which the fair value of the consideration payable in respect of each outstanding share of Edify Class A Common Stock in such Sale Transaction equals or exceeds $15.00 per share (on a fully diluted basis).

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties of the parties, which will not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect (with respect to the Company) or a material adverse effect on the ability of Edify or Merger Sub to enter into and perform their respective obligations under the Merger Agreement or any other Transaction Agreement to which it is a party. Certain of the representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

The Merger Agreement also contains pre-closing covenants of the Company and Edify, including obligations of the Company to operate its businesses in the ordinary course and of each of the Company and Edify to refrain from taking certain specified actions without the prior written consent of the other, in each case, subject to certain exceptions and qualifications. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

Each the Company and Edify have also agreed to use their commercially reasonable efforts to: (i) assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (ii) obtain all material consents and approvals of, and provide notice to, third parties that any of Edify, the Company, or their respective affiliates are required to obtain or provide, as applicable, in order to consummate the Transactions; and (iii) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions to the obligations of the other parties to consummate the Transactions as set forth in the Merger Agreement and otherwise to comply with the Merger Agreement and to consummate the Transactions as soon as practicable.

Exclusivity

Each of the Company and Edify has agreed that from the date of the Agreement to the earlier of the Closing and the termination of the Agreement, they will not take action to solicit, initiate, or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any other person concerning, with respect to the Company, an alternative acquisition transaction or, with respect to Edify, another business combination, and to cease any and all existing discussions or negotiations with any other person with respect to, or that is reasonably likely to give rise to or result in, such an alternative acquisition transaction or business combination.

Conditions to Obligations under the Merger Agreement

Under the Merger Agreement, the obligations of the parties to consummate the Transactions are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the expiration or termination of any waiting period(s) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (ii) no governmental order or law making the Transactions illegal or otherwise enjoining or prohibiting the consummation of the Transactions being in effect or pending; (iii) the registration statement on Form S-4 containing the proxy statement/consent solicitation statement/prospectus to be filed by Edify relating to the Merger Agreement and the Merger (the “Registration Statement”) becoming effective in accordance with the provisions of the Securities Act, no stop order having been issued by Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement, and no proceeding seeking such a stop order being initiated by the SEC and not withdrawn; (iv) the approval of the shares of Edify Class A Common Stock to be issued in the Merger being approved for listing on conditional approval by the Nasdaq Stock Market, subject to official notice of issuance; and (v) the required approvals of the Company’s stockholders and Edify’s stockholders in connection with the Merger Agreement and the Transactions.

In addition to these conditions, (i) Edify must also hold net tangible assets of at least $5,000,001 immediately prior to Closing, net of Edify’s redemption of the shares of Edify Class A Common Stock, immediately prior to Closing and (ii) if required, Edify has obtained the approval of its stockholders to amend its Amended and Restated Certificate of Incorporation to extend the date by which Edify must consummate a business combination from January 20, 2023 to as late as July 20, 2023.

In addition, the obligations of Edify and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver of certain additional conditions, including, without limitation: (i) the Company’s representations and warranties contained in the Merger Agreement being true and correct, in most cases subject to a materiality standard; (ii) the Company having duly performed or complied with all of its convents and agreements contained in the Merger Agreement in all material respects; (iii) no Material Adverse Effect having occurred since the date of the Merger Agreement; and (iv) the Company and each stockholder of the Company, as applicable, having executed and delivered to Edify a copy of each Transaction Agreement to which it is a party.

In addition to these customary conditions, the obligations of Edify and Merger Sub to consummate the Transactions are subject to the Company having consummated its pending acquisitions of eight subsidiaries (collectively the “Subsidiaries”) of Unique Logistics Holdings Limited, a Hong Kong corporation (the “Seller”), pursuant to (i) a stock purchase agreement (the “Purchase Agreement”), dated April 28, 2022, by and between the Company and the Seller whereby the Company will acquire from the Seller all of Seller’s share capital in the Subsidiaries and (ii) separate share sale and purchase agreements with the Subsidiaries in connection with the Purchase Agreement, as previously reported in the Company’s Current Reports on Form 8-K filed with the SEC on September 19, 2022 and May 3, 2022.

Further, the Company’s obligations to consummate the Transactions are subject to the satisfaction or waiver of certain additional conditions, including, without limitation: (i) Edify’s representations and warranties contained in the Merger Agreement being true and correct, in most cases subject to a materiality standard; (ii) each of Edify and Merger Sub having duly performed or complied with all of its convents and agreements contained in the Merger Agreement in all material respects; (iii) Edify’s current Certificate of Incorporation and bylaws having amended and restated in the forms attached as exhibits to the Merger Agreement, and Edify’s Amended and Restated Certificate of Incorporation having been filed with the Delaware Secretary of State and become effective; (iv) no material adverse effect on the ability of either Edify or Merger Sub to enter into and perform their respective obligations under the Merger Agreement or any other Transaction Agreement to which it is a party shall have occurred since the date of the Merger Agreement and be continuing; and (v) Edify, the Sponsor, and each stockholder of Edify, as applicable, having executed and delivered to the Company a copy of each Transaction Agreement to which it is a party.

In addition to these conditions, the Company’s obligation to consummate the Transactions is subject to CB Agent Services, LLC (or a syndicate of lenders thereof) having provided to the Company a senior secured financing facility in the maximum aggregate principal amount of $35,000,000 (consisting of an initial term loan facility in the original principal amount up to $25,000,000, and a $10,000,000 bridge loan facility) (the “Debt Facility”) on such terms and conditions as are the same as or more favorable to the Company than the commercial terms and conditions contained in the term sheet, dated as of December 18, 2022 provided by CB Agent Services, LLC to the Company relating to the Debt Facility (the “Term Sheet”) provided, that, if the Company has obtained alternative debt financing, this condition will automatically be deemed to have been waived by the Company.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation: (i) by the mutual written consent of the Company and Edify; (ii) by either Edify or the Company if any governmental authority shall have issued an order or taken any other action permanently enjoining, restraining, or otherwise prohibiting the consummation of the Transactions and such order or other action shall have become final and nonappealable; (iii) by Edify or the Company if the Closing does not occur on or prior to July 20, 2023 or, if an Additional Extension Period has been approved, at the expiration of such period (the “Termination Date”), unless extended as provided in the Merger Agreement, provided that the terminating party’s failure to fulfill any obligation under the Merger Agreement has not been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; (iv) by Edify, if the Company has breached any of its representations, warranties, covenants, or agreements in the Merger Agreement such that the corresponding closing condition would not be satisfied and such breach cannot be cured through the exercise of the Company’s reasonable best efforts at all or within the earlier of (A) 20 days after written notice thereof and (B) the Termination Date, unless Edify’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date; (v) by the Company if Edify has breached any of its representations, warranties, covenants, or agreements in the Merger Agreement such that the corresponding closing condition would not be satisfied and such breach cannot be cured through the exercise of Edify’s reasonable best efforts at all or within the earlier of (A) 20 days after written notice thereof and (B) the Termination Date, unless the Company’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date; (vi) by either the Company or Edify, subject to certain exceptions, if Edify does not receive the required approvals of Edify’s stockholders; and (vii) by Edify if the Company fails to deliver to Edify within 10 business days of the date that the Company’s consent solicitation statement in connection therewith was required to be disseminated to the Company’s stockholders executed copies of the written consent of the Company’s stockholders evidencing the required approvals of the Company’s stockholders in connection with the Merger Agreement and the Transactions.

In addition to these standard termination provisions, the Merger Agreement also provides that the Company can terminate the Merger Agreement if the Debt Facility, or alternative debt financing, has not been provided to the Company by February 5, 2023, or has not been provided to the Company on terms and conditions as are the same as or are more favorable to the Company than the commercial terms and conditions contained in the Term Sheet.

None of the parties to the Merger Agreement are required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Merger Agreement. However, each party will remain liable for fraud or any intentional and willful breaches of the Merger Agreement prior to termination.

Costs and Expenses

The Merger Agreement provides that the Company will pay all fees, costs, and expenses incurred in connection with any competition, antitrust, or other regulatory filings, or the receipt of any approvals required in connection with the Transactions, up to a maximum amount of $13,000,000 (the “Cap”). Subject to the Cap and except as otherwise provided in the Merger Agreement or the other Transaction Agreements, each party will bear its own expenses incurred in connection with the Merger Agreement and the Transactions whether or not such Transactions are consummated; provided, that, if the Closing occurs, Buyer shall pay out of the proceeds of the Trust Account, or cause the Company to pay, at or promptly after Closing, all Buyer Transaction Expenses and all Company Transaction Expenses due on or prior to the Closing Date up to the Cap.

The Merger Agreement also provides that the Company will be obligated to pay 50% of the fees and expenses incurred by Edify relating to obtaining any extension of the date by which Edify must consummate a business combination.

A copy of the Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties, and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties, and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules that are not filed publicly and that are subject to a contractual standard of materiality different from that generally applicable to stockholders, and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Merger Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual statements of fact about the parties.

Related Agreements

Sponsor Support Agreement

The Sponsor has entered into an agreement (the “Sponsor Support Agreement”) with, among others, Buyer, substantially in the form of Exhibit D the Merger Agreement, pursuant to which, among other things, the Sponsor has agreed (a) to vote in favor of each of the matters to be presented to Buyer’s stockholders in connection with the Transactions, (b) not to redeem any of its shares of Buyer Common Stock, (c) to forfeit an amount equal in the aggregate of 1,713,139 of the shares of Buyer Class B common stock owned by it, (d) not to transfer any of its shares of Buyer Common Stock or any warrants, in each case, for a period of 12 months following the date of the Closing subject to potential early termination if the trading price of Buyer Class A Common Stock trades above $12.00 per share for a period specified therein, and (e) to waive certain anti-dilution rights that may have otherwise entitled the Sponsor to more than one share of Buyer Class A Common Stock per share upon conversion of the Sponsor’s founder shares on a one-to-one basis into shares of Buyer Class A Common Stock in connection with the consummation of the Merger.

A copy of the Sponsor Support Agreement is attached as Exhibit 10.3 hereto and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Edify and certain existing stockholders of the Company who, in each case, will receive Edify Class A Common Stock in connection with the Transactions, entered into a lock-up agreement to be effective upon the Closing (the “Lock-Up Agreement”), pursuant to which each of them agreed not to, without Edify’s prior written consent, (i) sell, offer to sell, contract, or agree to sell, hypothecate, pledge, or otherwise dispose of, directly or indirectly, any shares of Edify Class A Common Stock or securities convertible into or exercisable for shares of Edify Class A Common Stock owned by him, her, or it (the “Covered Shares”), other than to a Permitted Transferee as defined therein, (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Covered Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (each, a “Transfer”), until the date that is 12 months after the Closing Date, except that (A) if the Closing Share Price is equal to or exceeds $12.00 for any 20 trading days within any period of 30 consecutive trading days beginning at least 150 days after the Closing Date, the lock-up will automatically terminate, (ii) certain stockholders will be permitted to sell up to 1.5% or 6.0% of their Covered Shares following the resale registration statement to be filed by the Edify with respect to the Covered Shares being declared effective by the SEC, and (iii) certain stockholders will be permitted to Transfer, beginning on the date that is six months after the Closing Date, up to 50% of such stockholder’s other Covered Shares owned by it or its affiliates on such date.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, the form of which is attached as Exhibit 10.1 to the Merger Agreement.

Company and Voting Support Agreement

Concurrently with the execution of the Merger Agreement, Buyer and the Company entered into Company Voting and Support Agreement with Frangipani and Great Eagle, who collectively hold sufficient shares to deliver the required Company Stockholder Approval (the “Supporting Company Stockholders”) pursuant to which the Supporting Company Stockholders agreed (i) to deliver a written consent to the transactions on the second business day following the date on which the Registration Statement is declared effective by the SEC; and (ii) not to transfer their Company capital stock.

A copy of the Company and Voting Support Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference, and the foregoing description of the Company and Voting Support Agreement is qualified in its entirety by reference thereto.

Amendment to Stock Purchase Agreement

On December 18, 2022, the Company and the Seller entered into Amendment No. 1 to the Purchase Agreement (the “Amendment”). The Amendment provides that, in connection with certain Undisclosed Liabilities, as defined below, the Seller will set aside assets of the Subsidiaries in an amount equal to $1,000,000 to be retained for a period of up to 12 months from the closing date of the Company’s acquisition of the Subsidiaries pending resolution and disposition of claims relating to the Undisclosed Liabilities. If no such claims are made prior to the end of such 12-month period, the assets will be released to the Seller. If any such claims are made prior to the end of such 12-month period, the amount remaining, if any, after any related liabilities are paid in connection therewith will be released to the Seller.

“Undisclosed Liabilities” means those certain potential liabilities, existing or contingent, that have been identified relating to certain of the Subsidiaries that were not specifically available to Company in writing prior to execution of the Purchase Agreement.

A copy of the Amendment is attached as Exhibit 10.4 hereto and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Section 7 – Regulation FD Disclosure

Item 7.01 Regulation FD Disclosure.

On December 19, 2022, the Company issued a press release announcing the Company’s and Edify’s entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1.

Exhibits 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information about the Transactions and There to Find It

In connection with the Transactions, Edify will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus with respect to its securities to be issued in connection with the Transactions, a proxy statement with respect to the stockholder meeting of Edify to vote on the Transactions, and a consent solicitation statement with respect to the Company’s solicitation of its stockholders of their written consent to approve the plan of merger set forth in the Merger Agreement. The proxy statement/consent solicitation statement/prospectus will be sent to all stockholders of Edify and the Company. In addition, Edify and Unique may file other relevant documents concerning the Transactions with the SEC. Investors and stockholders of Edify and Unique and other interested persons are urged to read, when available, the registration statement, the proxy statement/consent solicitation statement/prospectus as well as other relevant documents filed with the SEC in connection with the Transactions because these documents will contain important information about Edify, Unique, and the Transactions. Once available, stockholders will also be able to obtain a copy of the Form S-4, including the proxy statement/consent solicitation statement/prospectus, and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov). Security holders of the Company may also obtain free copies of the proxy statement/consent solicitation statement/prospectus, and any other documents related to the Transactions that Unique files with the SEC, when they become available, by directing a request by telephone or mail to: Unique Logistics International, Inc., Attn: Eli Kay, Chief Financial Officer. Security holders of Edify may also obtain free copies of the proxy statement/consent solicitation statement/prospectus, and any other documents related to the Transactions that Edify files with the SEC, when they become available, by directing a request to: Edify Acquisition Corp., Attn: Morris Beyda, Chief Financial Officer.

Participants in the Solicitation

Edify, the Company, and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Edify’s stockholders and written consents from the Company’s stockholders with respect to the Transactions.

Information about Edify’s directors and executive officers and a description of their interests in Edify and with respect to the Transactions and any other matters to be acted upon at the Edify stockholder meeting will be included in the proxy statement/consent solicitation statement/prospectus for the Transactions and be available at the SEC’s website (www.sec.gov).

Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended May 31, 2022, as filed with the SEC on September 13, 2022, and information regarding their interests in the Company and with respect to the Transactions will be included in the proxy statement/consent solicitation statement/prospectus in connection with the Transactions.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or consent solicitation statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Edify, the Company, or any successor entity thereof nor shall there be any offer, solicitation, exchange, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, exchange, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger dated as of December 18, 2022, by and among Edify Acquisition Corp., Edify Merger Sub, Inc., and Unique Logistics International, Inc.
10.1	Lock-Up Agreement, dated as of December 18, 2022, by and among Edify Acquisition Corp., and various parties thereto
10.2	Company Voting and Support Agreement, dated as of December 18, 2022, by and among Edify Acquisition Corp., Unique Logistics International, Inc., Frangipani Trade Services, Inc. and Great Eagle Freight Limited
10.3	Sponsor Support Agreement, dated as of December 18, 2022, by and among Edify Acquisition Corp., Colbeck Edify Holdings, LLC, Unique Logistics International, Inc. and the other parties thereto.
10.4	Amendment No. 1 to Stock Purchase Agreement, dated as of December 18, 2022, by and between Unique Logistics International, Inc. and Unique Logistics Holdings Limited
99.1	Press Release dated December 19, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally copies of omitted schedules and exhibits to the Securities and Exchange Commission or its staff upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIQUE LOGISTICS INTERNATIONAL, INC.

Date: December 19, 2022	By:	/s/ Sunandan Ray
	Name:	Sunandan Ray
	Title:	Chief Executive Officer